

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Mary Anne Whitney
Chief Financial Officer
Waste Connections, Inc.
6220 Hwy 7, Suite 600
Woodbridge, Ontario L4H 4G3
Canada

> **Re:** **Waste Connections, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed February 13, 2025**
> **File No. 001-34370**

Dear Mary Anne Whitney:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation